April 16, 2018

Gregory Dundas

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Office of Telecommunications

Re: EVIO, Inc.

Form 10-K for the Year Ended September 30, 2017

Filed January 17, 2018

File No. 000-12350

Mr. Dundas:

Please see below for responses to the Division’s letter dated April 3, 2018 regarding the above captioned matter. EVIO, Inc. (the “Company”) has prepared an amended Form 10-K for the fiscal year 2017 (“Amended Annual Report”) in response to items 1-6, which it intends to file following the Division’s approval of the updated disclosures herein and therein contained.

Item 1. Business, page 4

1.	Please expand to discuss the nature of your advisory and research services in the cannabis industry. Describe in greater detail your compliance testing services. We refer you to Item 101(c) of Regulation S-K, and we note, as examples only, the requirements for discussion of the nature of your customers, your competition, your marketing practices, and the impact of federal and state and local regulation on your business.

EVIO, Inc. has two principal service areas: (i) analytical testing of cannabis and cannabis products and (ii) consulting services.

EVIO, Inc. d/b/a EVIO Labs is the wholly owned analytical laboratory division of the Company. EVIO Labs consists of six operating companies that all provide cannabis compliance testing services:

Entity	Percentage of Total Revenue for Year Ending September 30, 2017
CR Labs, Inc. d/b/a EVIO Labs Bend	8.1%
EVIO Labs Eugene LLC,	24.3%
Smith Scientific Industries, Inc. d/b/a EVIO Labs Medford,	23.4%
Greenhaus Analytical Services LLC d/b/a EVIO Labs Portland,	28.5%
EVIO California	3.0%
Viridis Analytics MA d/b/a EVIO Labs MA	2.0%
Testing Services	89.3%

Testing services include identification and quantification of compounds and contaminants in cannabis, including cannabinoids and terpenes. The Company screens for contaminants including residual solvents, pesticides, heavy metals, and hazardous microbiological growth including that of e coli and Salmonella, of cannabis products. EVIO’s testing customers primarily include licensed commercial producers, processors, and distributors of cannabis and cannabis containing products. A small portion of our clients are medical cannabis patients or other consumers who are seeking information about the cannabis products provided.

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EVIO’s consulting clients include current or prospective cannabis industry business owners and operators that are seeking licensing, improvements to their licensed business, or seek assistance with operational improvements. EVIO Consulting Services provides advisory and research services to cannabis companies including regulatory licensing and compliance, industry research, operational support, educational services and operating services for current and prospective licensed cannabis businesses. In the year ending September 30, 2017, revenues for consulting services represented approximately $321,000 or 10.7% of total revenues.

EVIO performs testing in states where cannabis has been legalized for either medical or adult use, and in states where analytical testing is required by state regulatory agencies including the departments of health or respective cannabis regulatory bodies. Our owned and licensed labs are approved to operate, and are regulated by the requisite state agencies, including the Oregon Health Authority, the Oregon Liquor Control Commission, the Colorado Marijuana Enforcement Division, the Massachusetts Medical Use of Marijuana Program, and the California Bureau of Cannabis Control.

Despite the development of a cannabis industry legal under state laws, state laws legalizing medicinal and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a Schedule-I controlled substance and makes cannabis use and possession illegal on a national level. Therefore, EVIO operates in compliance with the laws and regulations in the states in which we operate.

EVIO, Inc. competes with other analytical testing companies that are licensed to test cannabis in the states where we operate. Because of the legal status of cannabis at this time, interstate transport of cannabis is not allowed, and therefore there is no interstate competition among cannabis testing labs at this time. Currently, there are approximately 15 competing testing labs in Oregon, two competing testing labs in Massachusetts, ten competing testing labs in Colorado, and two competing testing labs in Florida. We anticipate that beginning in January 2018, when the Bureau of Cannabis Control begins its licensing regulation, there will be approximately 30 temporarily licensed testing labs in the state of California.

EVIO’s marketing practices include traditional direct sales, advertising in print and online media, and presenting at tradeshows. Our sales team markets our services primarily to licensed cannabis businesses who are required to use our testing services prior to sale to the end consumer.

The above information has been incorporated into the Amended Annual Report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. Page 8

2.	The cultivation, distribution and possession of marijuana remains illegal under federal law. We note that you operate your laboratories where medical marijuana is legal under state law. Discuss the impact that regulatory uncertainty has had, and is likely to have in the future, on your financial condition and results of operations.

The Company operates in the cannabis industry in states that have legalized cannabis for medicinal or recreational use. However, the cultivation, distribution and possession of cannabis remains illegal under federal law. Because of federal law, our business has historically been, and may continue to be, limited to growth in certain states. This creates uncertainty on our financial condition and results from operations.

The above disclosures have been included in the MD&A Section of the Amended Annual Report.

3.	We note your statement under "Item 1A. Risk Factors" highlighting that even though a discussion of material risks facing the company is not required under the rules, there are risks of which shareholders and prospective investors should be aware. Please expand your MD&A to address how these risks have affected, and are expected to affect, your results of operation and financial condition and the steps management has taken, and is planning on taking, to insure adequate risk assessment and execution to reduce loss exposure.

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The following risk factors have been added to the Risk Factors section of the Amended Annual Report.

Risks Related To Our Cannabis Related Businesses

Our Cannabis testing business is dependent on state laws pertaining to the cannabis industry. In 2017, twenty-nine states and the District of Columbia allow its citizens to use medical cannabis. Additionally, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, and Washington, and the District of Columbia have legalized cannabis for adult recreational use, and additional recreational measures are expected to be pursued by other states in the future. Continued development of the cannabis industry is dependent upon continued legislative authorization of cannabis at the state level. Any number of factors could slow or halt progress in this area. Further, progress in the cannabis industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt use of cannabis, which would negatively impact our business.

Cannabis remains illegal under federal law and a change in federal enforcement practices could significantly and negatively affect our business. Despite the development of a cannabis industry legal under state laws, state laws legalizing medicinal and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a Schedule-I controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that it is the Federal government that has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use. Our business provides services to customers that are engaged in the business of possession, use, cultivation, and/or transfer of cannabis. As a result, law enforcement authorities, in their attempt to regulate the illegal use of cannabis, may seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another’s criminal activities. As a result of such an action, we may be forced to cease operations at any one or more of our labs. Such an action would have a material negative effect on our business and operations.

Laws and regulations affecting the cannabis and marijuana industries are constantly changing, which could detrimentally affect our business, and we cannot predict the impact that future regulations may have on us. Local, state and federal cannabis laws and regulations are constantly changing and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our service offerings. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our revenues, profitability, and financial condition. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Any change in law or interpretation could have a material adverse effect on our business, financial condition, and results of operations.

If the federal government were to expand enforcement of federal cannabis statues, such actions could have a materially adverse effect on our operations, our customers, or the sales of our products. It is possible that additional Federal or state legislation could be enacted in the future that would prohibit our customers from selling cannabis, and if such legislation were enacted, such customers may discontinue the use of our services. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities. Insurance that is otherwise readily available, such as workers’ compensation, general liability, and directors and officers insurance, is more difficult for us to find, and more expensive, because we are service providers to companies in the cannabis industry. There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

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Participants in the cannabis industry have difficulty accessing the service of banks, which makes it difficult for us to operate. Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry are at risk of maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. The inability for some of our clients to maintain a bank account has resulted in our transporting and holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

In addition, the MD&A section of the Amended Annual Report has been updated to include the following discussion:

Shareholders and prospective investors should be aware that certain risks exist with respect to the Company and its business, including those risk factors contained in our most recent Registration Statements on Form 10, as amended. These risks include, among others: limited assets, lack of significant revenues and only losses since inception, industry risks, dependence on third party manufacturers/suppliers and the need for additional capital. The Company’s management is aware of these risks and has established the minimum controls and procedures to insure adequate risk assessment and execution to reduce loss exposure.

Executive Compensation, page 18

4.	Please revise to quantify the compensation received by Newport Commercial Advisors referred to in footnote 1.

Footnote 1 of the table in the Executive Compensation section of the Amended Annual Report has been amended to clarify that all compensation received by Mr. William Waldrop was received through his private company, Newport Commercial Advisors.

Certain Relationships and Related Transactions, page 19

5.	We note the absence of disclosure under this Item. Include a cross reference to your disclosure in Note 7 to your financial statements.

The following cross reference to Note 7 of the financial statements has been added to the Certain Relationships and Related Transactions and Director Independence section of the Amended Annual Report:

“Please refer to Note 7 – Related Party Transactions for discussion regarding transactions with related persons, which is incorporated herein."

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Item 15. Exhibits, page 20

6.	Please revise to include all required exhibits, including, for example, the company's articles of incorporation and bylaws and all material contracts. We refer you to Item 601 of Regulation S-K.

The following exhibits will be filed with our Amended Annual Report:

Exhibit No.	Exhibit Description
3.1.1	Articles of Incorporation of EVIO, Inc.
3.1.2	Amended Articles of Incorporation of EVIO, Inc. Dated March 23, 2016
3.1.3	Amended Articles of Incorporation of EVIO, Inc. for Series B Stock Dated July 18, 2017
3.1.4	Amended Articles of Incorporation of EVIO, Inc. for Series C Stock Dated July 18, 2017
3.1.5	Amended Articles of Incorporation of EVIO, Inc. for Series D Stock Dated August 1, 2017
3.2	Bylaws of EVIO, Inc.

Financial Statements, Note 3 – Acquisition, Viridis Analytics MA, LLC, page F-15

7.	We note that your Form 8-K dated July 26, 2017 does not include historical financial statements and pro forma information related to your purchase of Viridis Analytics MA, LLC. It appears that this transaction may have exceeded the reporting thresholds of Rule 8-04 of Regulation S-X. Give us your calculations and explain for us your consideration of whether or not audited financial statements and pro forma information for this acquisition is required to be filed under cover of Form 8-K.

We note the Staff’s comments regarding the significance of this acquisition and the possibility of it exceeding the thresholds of Rule 8-04 of regulation S-X. Please note we have determined this acquisition was not significant under Rule 8-04 based on the following calculations:

a.	EVIO’s investment in Viridis / total EVIO assets as of September 30, 2017 ($864,382 / $6,017,934) = 14%
b.	Viridis assets / EVIO assets as of September 30, 2017 ($980,897 / $6,017,934) = 16%
c.	Viridis net income / EVIO net income ($27,496 / $1,188,790) = 2%

As none of the significance tests exceed 20%, EVIO management has determined there are not separate financial statements required for Viridis Analytics MA, LLC under Rule 8-04 of Regulation S-X.

Thank you for your time and attention in this matter. Please advise of any additional clarifications EVIO may offer as it relates to it Form 10-K for the fiscal year ended September 30, 2017.

William Waldrop

CEO

cc: Christian Carnell

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